BROCKER TECHNOLOGY GROUP LTD

                              FINANCIAL STATEMENTS

                   FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2000

BROCKER TECHNOLOGY GROUP LTD

CONSOLIDATED BALANCE SHEETS

AS AT SEPTEMBER 30, 2000 AND 1999


                                                          2000             1999
                                                             $                $

ASSETS

Current Assets
Cash                                                 3,809,383          194,753
Accounts receivable                                 18,321,068       21,401,823
Other receivables                                    1,584,244        1,798,862
Inventories                                         16,725,768       20,236,470
Prepaid expenses and deposits                           67,740        1,056,381
Income taxes recoverable                               679,628          643,366
Future tax asset                                     1,000,342          314,162
                                                   -----------      -----------
                                                    42,188,173       45,645,817

Deferred Development Costs                           1,615,855        1,144,474

Capital Assets                                       4,728,765        5,255,550

Investment in Associated Company                       818,244          678,128

Goodwill                                             3,081,383        1,635,115
                                                   -----------      -----------
                                                    52,432,420       54,359,084
                                                   ===========      ===========

LIABILITIES

Current Liabilities
Accounts payable                                    18,015,431       35,761,670
Accrued liabilities                                  2,774,019        1,939,153
Taxation Payable                                       406,034                0
Financing Facility                                   9,783,441        7,028,684
Current portion of long-term debt                      184,135          198,353
                                                   -----------      -----------
                                                    31,163,060       44,927,860

Long -Term Debt                                      1,510,353        2,070,224
Future Tax Liability                                    74,355

                                                   -----------      -----------
                                                    32,747,768       46,998,084

SHAREHOLDERS' EQUITY

Share Capital                                       23,395,504        6,906,721
Foreign Currency Translation Reserve                (3,974,938)      (1,104,541)
Retained Earnings                                      264,086        1,558,820
                                                   -----------      -----------
                                                    19,684,652        7,361,000

                                                   -----------      -----------
                                                    52,432,420       54,359,084
                                                   ===========      ===========


Signed on behalf of the Board


---------------------------------              ---------------------------------
Director                                       Director

BROCKER TECHNOLOGY GROUP LTD

CONSOLIDATED STATEMENT OF EARNINGS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2000 AND 1999


                                                           2000            1999
                                                              $               $


Revenue                                              55,059,484      74,233,131

Cost of Goods Sold                                   48,091,144      64,667,335

                                                    -----------     -----------
Gross Margin                                          6,968,340       9,565,796
                                                          12.66%          12.89%
Operating Expenses
Depreciation and amortisation                           702,710         765,675
Net interest expense                                    338,695         544,347
Salaries and commissions                              4,237,500       4,950,463
Other operating expenses                              2,891,181       3,384,553

                                                    -----------     -----------
Total operating expenses                              8,170,086       9,645,038
                                                          14.84%          12.99%
                                                    -----------     -----------
Operating Income                                     (1,201,746)        (79,242)

Equity accounted losses of associated company            13,930          45,720

                                                    -----------     -----------
Income before Income Tax Provision                   (1,215,676)       (124,962)

Income Tax Provision                                    354,801          22,950

                                                    -----------     -----------
Net Earnings for the period                            (860,875)       (147,912)
                                                    ===========     ===========

Earnings Per Common Share                                 (0.06)          (0.05)
                                                    ===========     ===========

BROCKER TECHNOLOGY GROUP LTD

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2000 AND 1999


                                                           2000            1999
                                                              $               $

Retained Earnings, Beginning of the period            1,124,961       1,706,732

Net Earnings for the period                            (860,875)       (147,912)

Discount on redemption of preferred shares                   --              --

Preferred dividends paid                                     --              --

                                                     ----------      ----------
Retained Earnings, End of the period                    264,086       1,558,820
                                                     ==========      ==========









BROCKER TECHNOLOGY GROUP LTD

MOVEMENTS IN FOREIGN CURRENCY TRANSLATION RESERVE

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2000 AND 1999


                                                           2000            1999
                                                              $               $

Beginning of the period                              (1,745,415)       (799,084)

Difference arising on the translation of
 foreign operations                                  (2,229,523)       (305,457)

                                                     ----------      ----------
End of the period                                    (3,974,938)     (1,104,541)
                                                     ==========      ==========

BROCKER TECHNOLOGY GROUP LTD

CONSOLIDATED CASH FLOW STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2000 AND 1999

                                                                                  2000             1999
                                                                                     $                $
Cash flows from operating activities

Receipts from customers                                                     54,071,915       74,299,551
Payments to suppliers and employees                                        (57,613,504)     (73,795,105)
Interest paid                                                                 (338,695)        (544,347)
Taxation refunded                                                               10,169         (155,278)

                                                                           -----------      -----------
Cash flows from operating activities                                        (3,870,115)        (195,179)

Cash flows from investing activities

Proceeds from the sale/(purchase) of Fixed Assets                               30,789                0

Purchase of capital assets                                                    (536,182)        (396,978)
Investment in associated company                                               (88,222)        (147,098)
Acquistion of subsidiaries                                                    (206,291)         (33,831)

                                                                           -----------      -----------
Cash flows from investing activities                                          (799,906)        (577,907)

Cash flows from financing activities

Proceeds from shares, options and warrants issued and exercised                202,837        1,145,000
Repayment of mortgage principle                                               (164,096)        (124,267)

                                                                           -----------      -----------
Cash flows from financing activities                                            38,741        1,020,733

                                                                           -----------      -----------
Net Increase in cash equivalents                                            (4,631,280)         247,647


Cash at the beginning of the year                                            8,637,357          (55,433)

Translation of cash equivalents to reporting currency                         (196,696)           2,539

                                                                           -----------      -----------
Cash at the End of the period                                                3,809,381          194,753
                                                                           ===========      ===========

BROCKER TECHNOLOGY GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2000 AND 1999


1    BASIS OF PRESENTATION

a)   General

     Brocker Technology Group Ltd, ("the Company"), was incorporated under the Business Corporation Act (Alberta) on November 25, 1993, and obtained its listing on the Alberta Stock Exchange on April 14, 1994.

     On February 28, 1998 the Company transferred its listing to the Toronto Stock Exchange.

     On August 21, 2000 the company additionally listed on the NASDAQ Stock exchange.

     These financial statements have been prepared in accordance with the generally accepted accounting principles of Canada.

b)   Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2    SIGNIFICANT ACCOUNTING POLICIES

a)   Principles of Consolidation

     The consolidated financial statements include the financial statements of the Company and all of its subsidiary companies since the dates of their acquisition. Its wholly owned subsidiaries, all of which are consolidated using the purchase method, are as follows:

     Brocker Technology Group (NZ) Limited
     Brocker Technology Group (Australia) Pty Limited formerly (Brocker
      Investments (Australia) Pty Limited)
     Brocker Financial Limited
     Easy PC Computer Rentals Limited
     Image Craft Australia Pty Limited
     Industrial Communications Service Limited
     Powercall Technologies Limited
     Pritech Australia Pty Limited
     Brocker Professional Services Limited (formerly Pritech Corporation
      Limited)
     Pritech Corporation Limited
     Brocker Online Services Limited
     Sealcorp Australia Pty Limited
     Sealcorp Computer Products Limited
     Sealcorp Telecommunications Group Limited
     1World Systems Limited
     Tech Support Limited

     At March 31,2000 the operations of Image Craft Limited, Northmark Technologies Limited, and Photo Magic Limited were amalgamated with Brocker Technology Group (NZ) limited.

     At September 1, 2000 Certus Project Consulting Limted was purchased and renamed Broker Professional Services Limited.

     During the 1998 Brocker Technology Group Ltd took a 20% founding shareholding in Highway Technologies Limited. This investment has been recorded using the equity method.

b)   Goodwill

     The excess of cost over the fair value of identifiable net assets of subsidiaries acquired is recorded as goodwill and is amortised on a straight-line basis over its estimated useful life, considered to be three to ten years. On an ongoing basis, management reviews the valuation and amortisation of goodwill taking into consideration any events and circumstances which might have impaired the fair value.

     Where an acquisition price is contingent on a future event or events, no goodwill is recognised until the final acquisition price can be reasonably determined.

BROCKER TECHNOLOGY GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2000 AND 1999


2    SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)   Foreign Currency

     Foreign currency transactions are recorded at the exchange rates in effect at the date of settlement. Monetary assets and liabilities arising from trading are translated at closing rates. Gains and losses due to currency fluctuations on these items are included in the statement of earnings.

     The financial statements of foreign operations are translated to Canadian dollars using weighted average exchange rates for the period for items included in the statement of earnings, period end rates for assets and liabilities included in the balance sheet and historical rates for equity transactions. The cumulative translation adjustment represents the deferred foreign exchange gain or loss on the translation of the financial statements.

d)   Inventories

     Inventories principally comprise finished goods and are carried at the lower of cost and net realisable value. Cost is determined on a weighted average or first in first out basis.

e)   Capital Assets

     Capital assets are recorded at cost. Depreciation is calculated on a declining balance basis (except for leasehold improvements where a straight line basis is used) using the following rates:

     Land                                                         0%
     Buildings                                                    2%
     Office equipment                                            20%
     Vehicles                                             20 and 26%
     Furniture and fixtures                                      20%
     Computer hardware                                     20 to 30%
     Computer software                                      30 - 40%
     Plant and Equipment                                    20 - 26%
     Leasehold improvements                             1 to 4 years
     Computer hardware held for rental                  2 to 3 years

f)   Revenue recognition

     The Company earns substantially all of its revenue for the sale and delivery of products to its customers. Revenue is recorded when the products are shipped to customers.

g)   Research and development expenditures

     Research costs, other than capital expenditures, are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under generally accepted accounting principles for deferral and amortisation. Deferred development costs are amortised over the life of the developed product, currently a maximum of three years.

h)   Future Income Taxes

     Income taxes are accounted for under the asset and liability method. Under this method, future tax assets and liabilities are recognised for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognised in income in the period that substantive enactment or enactment occurs.

BROCKER TECHNOLOGY GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2000 AND 1999


2    SIGNIFICANT ACCOUNTING POLICIES (Continued)

i)   Earnings Per share

     Earnings per share have been calculated based on the weighted average number of common shares outstanding. The fully diluted earnings per share have been calculated on the assumptioin that all vested options have been exercised.

     In both cases, common shares to be issued, or held in escrow, in respect of the settlement of earn-out consideration in relation to acquisitions are only taken into account in the calculation of earnings per share once the number of shares can be reasonably determined.

j)   Stock Options

     The company has a stock option plan. When stock options are issued, the value of the option is not determined or recorded. Any consideration received on the exercise of the stock option is credited to share capital.

k)   Cash and cash Equivalents

     Cash and cash equivalents consist of cash on hand and balances with banks, and investments in money market instruments. Cash and cash equivalents included in the cash flow statement are comprised solely of balances with banks.

3    ACQUISITIONS

     During the period the company purchased the assets of Communica Limited for a consideration of NZ$368,732. Communica Limited is involved in the provision of Toll and Cellular Services to its customers.

     During the period the company purchased the assets of Certus Project Consulting Limited ("Certus") for a maximum consideration $1,542,250. Certus is involved in the provision of Information Technology and Telecommunications Management Consulting. The maximum purchase price payable is to be based on the lesser of 1.5 times the sales revenue of Certus for the fiscal year ended August 31, 2000 or 21.72 times the net profit before tax in the same period, subject to a maximum price of approximately $1,542,250 and will settled by issuing shares at $7.00. As at September 30, 2000 these shares have been categorised as "To be issued" (Note 8).

4    CAPITAL ASSETS

     During the 1998 Brocker Investments (NZ) Limited have acquired new premises in Auckland, New Zealand. The $2.350M purchase price of this property has been settled by way of mortgage finance of $2,103,000

5    DEFERRED DEVELOPMENT COSTS

     As at September 30, 2000 development costs of $1,615,855 have been capitalised. These costs principally relate to the development of software applications.

6    INVESTMENT IN ASSOCIATED COMPANY

     During 1998 Brocker Investments (NZ) Limited took a 20% founding shareholding in Highway Technologies Limited. This Company has developed new technology capable of providing transport and highway management, operation and funding solutions.

     In addition to the investment, Brocker Technolgy Group (NZ) Limited has entered an agreement to loan Highway Technologies Limited funds during the Company's establishment phase up to a maximum of NZ$1,500,000. Interest is payable on these funds at 30% per annum. As at September 30, 2000 amounts advanced to Highway Technologies Limited amounted to NZ$1,481,925

BROCKER TECHNOLOGY GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2000 AND 1999


7    INDEBTEDNESS

(a)  The components of indebtedness are follows

     Mortgage finance liability                                    1,616,169

     Less current portion                                           (152,302)

                                                                 -----------
                                                                   1,463,867

     Capital lease obligations payable in New Zealand
     dollars, with interest rates ranging from 6.6% to 14.5%
     per annum, collateralised by related assets, payable
     over 1 to 3 years.                                              35,136

     Less current portion                                           (31,833)
                                                                 -----------
                                                                       3,303
                                                                 ===========

     An unsecured term liability repayable in New Zealand dollars     43,183

                                                                 -----------
                                                                   1,510,353
                                                                 ===========

(b) During the year ended March 31, 2000 Sealcorp Computer Products Limited, Sealcorp Telecommunications Group Limited and Selacorp Australia Pty Limited (all subsidiaries of the company) have successfully renegotiated their financing arrangements. A new $20 million financing facility, secured by a registered first debenture on the assets and undertakings of these companies, replaces the previous facility of similar terms, which was terminated during the period. The current interest rate on this facility is 7.15%.

8    SHARE CAPITAL

     Authorised

     Unlimited number of common shares
     Unlimited number of Preferred Shares
     10,000,000 Series A Preferred Shares 6 1/2% cumulative

     Issued and outstanding                         2000              1999
                                                       $                 $

     Common shares                            23,455,772         5,339,125
     Series A Preferred                               --         1,609,365
     Shares to be issued                       1,922,941                --
     Less:  Share issue costs                 (1,983,209)          (41,769)
                                             -----------       -----------
                                              23,395,504         6,906,721

     As at September 30, 2000 1,015,421 shares are being held in escrow pursuant to Escrow Agreements which provide for the release of such shares on a performance basis.

BROCKER TECHNOLOGY GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2000 AND 1999


Earnings Per Common Share

Earnings per share has been calculated on the basis of the weighted average number of common shares outstanding for the period.

                                                                           2000

Weigthed average number of  shares                                   18,282,131

Net Profit after tax                                                   (860,875)

                                                                     ----------
Basic Earnings per share                                                 ($0.05)
                                                                     ==========

For the current quarter and previous financial year the effect on earnings per share of the exercise of outstanding options and conversion of prefered shares, for the calculation of fully diluted earnings per share, is anti-dilutive.

9.   SEGMENTAL OPERATIONS

The group operates in two geographical segments, New Zealand and Australia. The Canadian opertaions shown relate to administrative items only.

The reporting of business segments is consistent with those reported in the prior year, including Vendor Services and Application Hosting which have been renamed to better reflect the opertaions of the segments.

2000 ($)                           Canada    New Zealand      Australia         Total
Sales                                  --     43,597,016     11,462,468    55,059,484
Net Profit /(loss)                     --       (960,208)        99,333      (860,875)
Depreciation & amortisation            --        619,418         83,292       702,710
Net Interest Expense              (75,300)       267,912        146,083       338,695
Identifiable Assets            11,533,430     33,409,478      7,489,512    52,432,420
Capital Asset Expenditure              --        463,299         72,883       536,182

The Group principally operates in four industry segments, being divisons by which the Group is managed, as follows:

* Distribution and sale of computer and telecommunicatioins hardware and software ("Vendor Services")

* The hosting of client hardware and software services including technical support and services for the Technology Industry ("Online Services")

*    Software application design and development ("Application Development")

*    Provision of professional consulting services ("Professional Services")

The Corporate Services operation shown relates to the Group's administrative functions in New Zealand, Australia, and Canada.

2000 ($)                               Professional          Online     Application                       Corporate
                                           Services        Services     Development  Vendor Services       Services          Total
Sales                                     2,720,864         464,833          61,189      51,782,450          30,148      55,059,484
Intersegment Revenue                        (35,030)         14,235              --         140,145        (119,350)             --
Net Profit /(loss)                           24,376        (290,410)       (548,877)        (58,306)         12,342        (860,875)
Depreciation & amortisation                  33,654          50,011          51,302         242,461         325,282         702,710
Net Interest Expense                         37,749         110,464          25,189         458,084        (292,791)        338,695
Identifiable Assets                       1,126,931        (520,987)        477,098      26,159,785      25,189,593      52,432,420
Capital Asset Expenditure                    13,695          28,592              --         137,283         356,612         536,182

BROCKER TECHNOLOGY GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2000 AND 1999


10.  SUBSEQUENT EVENTS

Subsequent to the end of the period the company has completed and signed a formal agreement to acquire the Generic Technology Group, the private holding company of the Datec Group ("Datec") which is a leading developer and marketer of information technology , and a major telecommunications and network management consulting firm. The company will pay $19,911,00 to purchase the Group with an initial issue of 1,393,770 common shares (deemed value of $10 per share) plus a cash payment to of $1,493,325. The balance of $4,479,975 is to be paid in four installlments, with the last payment due June 30, 2003.

Subsequent to the end of the period the company has completed and signed a Heads of Agreement (Letter of Intent) to acquire the KyxPyx Technologies Incorporated, which has developed a multi-channeled media streaming system based on the company's proprietary technology.